

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Cummins Engine Company Debenture Backed
Series 2006-2
CUSIP NO. 86360Y207

Distribution Date September 4, 2012

US Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$25,510,000.00	$0.00	$25,510,000.00	7.37500%	180	30/360	$ 940,681.25	$0.00	$ 940,681.25

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,693.75

Underlying Security	CUMMINS ENGINE 5.650% 3/01/98
Payment Dates	1st of Mar/Sept or NBD
Cusip	231021AK2
Current Principal Balance	$33,500,000.00
Annual Coupon Rate (Fixed)	5.65000%
Interest Payment Received	$946,375.00

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
86360Y207	Baa3	BBB-	Baa1	23-Nov-11	A	27-Sep-11
Underlying Security	Baa3	BBB-	Baa1	18-Nov-11	A	21-Sep-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.